SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101. Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a))
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Six Flags Entertainment Corporation

(Name of Issuer)
Common Stock, par value $0.025

(Title of Class of Securities)
83001A 102
83001A 201

(CUSIP Number)

H Partners Management, LLC
888 Seventh Avenue
29th Floor
New York, New York 10019
Attn: Rehan Jaffer
(212) 265-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 6, 2011
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No:	83001A 102 83001A 201	13D	Page	1	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rehan Jaffer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		6,654,999 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,654,999 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,654,999 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.0% (See Item 5)

14	TYPE OF REPORTING PERSON

IN

CUSIP No:	83001A 102 83001A 201	13D	Page	2	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H Partners Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		6,654,999 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,654,999 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,654,999 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.0% (See Item 5)

14	TYPE OF REPORTING PERSON

OO

CUSIP No:	83001A 102 83001A 201	13D	Page	3	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H Partners Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,430,911 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,430,911 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,430,911 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8% (See Item 5)

14	TYPE OF REPORTING PERSON

OO

CUSIP No:	83001A 102 83001A 201	13D	Page	4	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H Partners Phoenix Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,982,998 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,982,998 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,982,998 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2% (See Item 5)

14	TYPE OF REPORTING PERSON

OO

CUSIP No:	83001A 102 83001A 201	13D	Page	5	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,430,911 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,430,911 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,430,911 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8% (See Item 5)

14	TYPE OF REPORTING PERSON

PN

CUSIP No:	83001A 102 83001A 201	13D	Page	6	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H Offshore Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		1,342,297 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,342,297 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,342,297 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8% (See Item 5)

14	TYPE OF REPORTING PERSON

CO

CUSIP No:	83001A 102 83001A 201	13D	Page	7	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H Partners Phoenix SPV Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,982,998 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,982,998 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,982,998 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2% (See Item 5)

14	TYPE OF REPORTING PERSON

PN

CUSIP No:	83001A 102 83001A 201	13D	Page	8	of	11
     The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission on May 10, 2010 (the “Schedule 13D”) by the Reporting Persons named therein is hereby further amended and supplemented by this Amendment No. 2 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.
     The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

CUSIP No:	83001A 102 83001A 201	13D	Page	9	of	11
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby amended and restated in its entirety as follows:
     As described in Item 4 herein, on April 30, 2010 (the “Effective Date”), pursuant to the Modified Fourth Amended Joint Plan of Reorganization, dated April 29, 2010 (the “Plan”) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”), all outstanding shares of the Issuer’s common stock and other equity interests in the Issuer were cancelled, as well as certain debt securities. Pursuant to the terms of the Plan and in settlement of its claims against the Debtors (as defined below), H LP and H Offshore received 452,654 shares of Common Stock pursuant to Section 1145(a) of the Bankruptcy Code and rights (the “Rights”) to subscribe for 6,202,345 shares of Common Stock received in a rights offering (the “Rights Offering”) to holders of certain unsecured claims against the Debtors pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder. On April 30, 2010, H LP and H Offshore subscribed for 6,202,345 shares of Common Stock pursuant to the Rights, 1,667,553 of which were received in satisfaction of certain claims the Reporting Person had against the Issuer as part of the Issuer’s bankruptcy case, and 4,534,792, pursuant to the Equity Commitment Agreement (as defined below), of which it paid $127,367,292.14 for, by wire transfer of immediately available funds on or about the Effective Date.
     On May 20, 2010, H LP and H Offshore sold 1,214,023 and 768,975 shares of Common Stock, respectively, to Phoenix SVP, for a purchase price of $33.40 and $33.40 per share, respectively, in the ordinary course of business. In addition, on May 20, 2010, H LP sold 448,660 shares of Common Stock to an investment fund that is managed, but not owned, by H Management, for a purchase price of $33.40 per share, in the ordinary course of business. On April 6, 2011, H LP sold 285,000 shares of Common Stock to H Offshore for a purchase price of $72.00 per share, in the ordinary course of business. In addition, on April 6, 2011, H LP and H Offshore sold 171,855 and 278,278 shares of Common Stock, respectively, to a separate investment fund that is managed, but not owned, by H Management, for a purchase price of $72.00 and $72.00 per share, respectively. The funding used in the foregoing transactions was derived from the capital of the respective funds.
     The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.

CUSIP No:	83001A 102 83001A 201	13D	Page	10	of	11
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
     The information set forth in Item 4 of this Statement is hereby incorporated by reference into this Item 5. As of April 8, 2011, the Reporting Persons beneficially own an aggregate of 6,654,999 shares of Common Stock, or approximately 24.0% of the Common Stock then outstanding as of March 15, 2011, as reflected in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March  24, 2011. These shares of Common Stock include shares of Common Stock received by the H Partners Entities in connection with the Issuer’s emergence from bankruptcy and subsequently transferred between investment funds, and shares of Common Stock transferred to investment funds that are managed by H Management.
     (a) and (b)
     1) H LP directly beneficially owns 2,430,911 shares of Common Stock, constituting approximately 8.8% of the Common Stock outstanding as of the Effective Date. As of the date of this filing, H LP has sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.
     2) H Offshore directly beneficially owns 1,342,297 shares of Common Stock, constituting approximately 4.8% of the Common Stock outstanding as of the Effective Date. H Offshore has sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.
     3) Phoenix SPV directly beneficially owns 1,982,998 shares of Common Stock, constituting approximately 7.2% of the Common Stock outstanding as of the Effective Date. Phoenix SPV has sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.
     4) H Capital, as the general partner of H LP, may be deemed to beneficially own 2,430,911 shares of Common Stock, constituting approximately 8.8% of the Common Stock outstanding as of the Effective Date. H Capital may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.
     5) Phoenix Capital, as the general partner of Phoenix SPV, may be deemed to beneficially own 1,982,998 shares of Common Stock, constituting approximately 7.2% of the Common Stock outstanding as of the Effective Date. Phoenix Capital may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.
     6) H Management, as the investment manager of H Capital, H Offshore and Phoenix Capital, may be deemed to beneficially own 6,654,999 shares of Common Stock, constituting approximately 24.0% of the Common Stock outstanding as of the Effective Date. H Management may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.
     7) Jaffer, as the managing member of H Management, H Capital and Phoenix Capital, may be deemed to beneficially own 6,654,999 shares of Common Stock, constituting approximately 24.0% of the Common Stock outstanding as of the Effective Date. Jaffer may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.
     Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person are the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
     (c) Except as stated in Item 3 and Item 4 herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.
     (d) Except as stated within Item 4 and Item 5 of this Statement, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this Statement.
     (e) H Offshore ceased to be the beneficial owner of more than five percent of the shares of Common Stock as of April 8, 2011. The remaining Reporting Persons still beneficially own more than five percent of the shares of Common Stock as of April 8, 2011.

CUSIP No:	83001A 102 83001A 201	13D	Page	11	of	11

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 is hereby amended and restated in its entirety as follows;
     The information set forth in Item 3 and Item 4 of this Statement is hereby incorporated by reference into this Item 6.
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby amended and restated in its entirety as follows:
Exhibit 1    Joint Filing Agreement.
Exhibit 2    Registration Rights Agreement, dated as of April 1, 2010, among Six Flags Entertainment Corporation and certain holders of Common Stock (incorporated herein by reference to Exhibit 4.1 to Six Flags Entertainment Corporation’s Current Report on Form 8-K, filed May 4, 2010).
Exhibit 3    Form of Equity Commitment Agreement, dated as of April 15, 2010, by and among Six Flags, Inc. and the purchasers named therein (incorporated herein by reference to Exhibit 99.1 to Six Flags Entertainment Corporations’s Current Report on Form 8-K, filed May 11, 2010).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 8, 2011

H PARTNERS MANAGEMENT, LLC

By: Name:	/s/ Rehan Jaffer Rehan Jaffer
Title:	Managing Member

H PARTNERS CAPITAL, LLC

By: Name:	/s/ Rehan Jaffer Rehan Jaffer
Title:	Managing Member

H PARTNERS PHOENIX CAPITAL, LLC

By: Name:	/s/ Rehan Jaffer Rehan Jaffer
Title:	Managing Member

H PARTNERS, LP

By:	H PARTNERS CAPITAL, LLC
Its:	General Partner

By: Name:	/s/ Rehan Jaffer Rehan Jaffer
Title:	Managing Member

H OFFSHORE FUND, LTD.

By:	H PARTNERS MANAGEMENT, LLC
Its:	Investment Manager

By: Name:	/s/ Rehan Jaffer Rehan Jaffer
Title:	Managing Member

H PARTNERS PHOENIX SPV FUND, LP

By:	H PARTNERS PHOENIX CAPITAL, LLC
Its:	General Partner

By: Name:	/s/ Rehan Jaffer Rehan Jaffer
Title:	Managing Member

/s/ Rehan Jaffer

Rehan Jaffer

Index of Exhibits
Exhibit 1    Joint Filing Agreement.
Exhibit 2    Registration Rights Agreement, dated as of April 1, 2010, among Six Flags Entertainment Corporation and certain holders of Common Stock (incorporated herein by reference to Exhibit 4.1 to Six Flags Entertainment Corporation’s Current Report on Form 8-K, filed May 4, 2010).
Exhibit 3    Form of Equity Commitment Agreement, dated as of April 15, 2010, by and among Six Flags, Inc. and the purchasers named therein (incorporated herein by reference to Exhibit 99.1 to Six Flags Entertainment Corporations’s Current Report on Form 8-K, filed May 11, 2010).